SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331

December 2, 2004

Consolidated Third-Quarter Earnings Report
February 1, 2004 – October 31, 2004

Sekisui House, Ltd.
Stock code: 1928 Telephone: +81 6 6440 3111
http://www.sekisuihouse.co.jp/
President & Representative Director: Isami Wada
Inquiries: PR Department Associate Officer: Hidehiro Yamaguchi

1. **Matters Pertaining to Preparation of Third-Quarter Operating Results**
   Changes in accounting methods for recognizing net sales from the most recent consolidated fiscal year: None

2. **Third-Quarter Operating Results for Fiscal 2004 (February 1, 2004 – October 31, 2004)**

(1) Consolidated Business Results

*Please note that numbers less than a million yen are rounded down.

	Net sales	
	Millions of yen	Change %
FY2004 Third Qtr.	945,366	3.9
FY2003 Third Qtr.	910,252	-
FY2003	1,326,039	

(Note) Percentages indicate year-on-year changes.

(Supplementary information on earnings)

Net sales and orders at Sekisui House posted healthy gains during the third-quarter, backed by a brisk demand for detached houses among the younger generation.

Non-consolidated orders in the third-quarter grew 4.6% year-on-year to 818,247 million yen. In our core Built to Order Housing Business (steel-framed and *Sha-Wood* wood-framed), the series of new lines for this fiscal year that offer a broader choice of designs and are targeted at the demand for rebuilding - such as *Be free*, *Be Dyne's* and *M' Chantoa* - are faring well. By segment, the Built to Order Housing Business declined 2.1% to 535,059 million yen, the favorable detached house sales negatively offset by the sluggish showing of *Shâ Maison* low-rise apartments. Real Estate for Sale Business grew 30.7% to 189,866 million yen, achieving its first-half of fiscal 2004 of substantial growth, with greater focus on sales of residences with land attached. The Real Estate for Leasing Business dipped 1.0% to 6.9 billion yen, and Other Business advanced 3.4% to 86,421 million yen.

Consolidated net sales grew 3.9% to 945,366 million yen, following the pick-up in orders in the first-half of this fiscal year, favorable real estate sales and increase in the number of properties for subleasing.

Both consolidated and non-consolidated forecasts for the fiscal year ending January 31, 2005 remain unchanged.

(2) Significant Events Having a Material Effect on Group Financial Position and Operating Results
No items to report.

3. **Consolidated Results Forecast for the Year ending January 31, 2005 (Feb.1, 2004 - Jan. 31, 2005)**

	Millions of yen			
	Net sales	Recurring income	Net income	Net income per share (¥)
Full year	1,370,000	78,000	26,000	37.93

*Forecasts are based on information available to management at the time of this announcement. A number of uncertainties may cause actual results to differ materially from forecast.
No revisions have been made to full-year forecasts announced on September 2, 2004.

December 2, 2004

Non-Consolidated Third-Quarter Earnings Report
February 1, 2004 – October 31, 2004

Sekisui House, Ltd.
Stock code: 1928 Telephone: +81 6 6440 3111
http://www.sekisuihouse.co.jp/
President & Representative Director: Isami Wada
Inquiries: PR Department Associate Officer: Hidehiro Yamaguchi

1. Third-Quarter Operating Results for Fiscal 2004 (February 1, 2004 - October 31, 2004)

(1) Non-Consolidated Business Results

*Please note that numbers less than a million yen are rounded down

	Orders		Accumulated orders	
	Millions of yen	Change %	*Millions of yen*	Change %
FY2004 Third Qtr.	818,247	4.6	692,716	(4.3)
FY2003 Third Qtr.	782,549	-	723,964	-
FY2003	1,012,166		607,686	

	Net sales	
	Millions of yen	Change %
FY2004 Third Qtr.	733,217	3.4
FY2003 Third Qtr.	709,131	-
FY2003	1,055,027	

(Note) Percentages indicate year-on-year changes.

(2)Significant Events Having a Material Effect on Financial Position and Operating Results

No items to report.

2. Non-Consolidated Results Orders Forecast for the Year ending January 31, 2005 (Feb.1, 2004 - Jan.31, 2005)

	Millions of yen	
	Orders	%
FY2004	1,100,000	8.7
FY2003	1,012,166	(9.8)

(Note) Percentages indicate year-on-year changes.

3. Non-Consolidated Results Forecast for the Year ending January 31, 2005 (Feb. 1, 2004 - Jan. 31, 2005)

	Millions of yen			
	Net sales	Recurring income	Net income	Net income per share (¥)
Full year	1,090,000	65,000	23,500	34.28

*Forecasts are based on information available to management at the time of this announcement. A number of uncertainties may cause actual results to differ materially from forecast.
No revisions have been made to full-year forecasts announced on September 2, 2004.

Separation Contract to Split Up Remodeling Operations

At a board meeting on December 2, 2004, Sekisui House, Ltd. ("Sekisui House") approved a separation contract in which Sekisui House Remodeling, Ltd. ("Sekisui House Remodeling"), a wholly-owned subsidiary of Sekisui House, will succeed its remodeling operations effective February 1, 2005. This contract with Sekisui House Remodeling was signed immediately.

The separation plan was previously announced on October 6, 2004. This press release is designed to provide notice of the matters that have been determined with the approval of the separation contract.

1. Purpose of separation

Sekisui House aim to strengthen its modeling operations has been expanding its sales bases and increasing personnel. However, in order to promote further expansion and reinforcement of this business area, management believes it is necessary to take steps such as clarifying responsibilities, improving speed in decision-making, and developing a personnel system more closely aligned with the business structure.

2. Summary

(1) Schedule

December 2, 2004:	Meeting of Board of Directors to approve separation contract
December 2, 2004:	Signing of separation contract
February 1,2005:(planned)	Date of separation
February 1,2005:(planned)	Registration of separation

Sekisui House Remodeling separation will be accomplished using the simple corporation separation method in line with Article 374-22 of the Commercial Code. This initiative will be implemented without obtaining approval at a general shareholders' meeting of Sekisui House.

(2) Separation method

(1)' Sekisui House will effect a simple corporation separation, and Sekisui House Remodeling will be the company that succeeds business by separation.

(2)' Reason for adopting separation method
Remolding operations are positioned as one of Sekisui Houses' core businesses, and the use of this corporate separation method allows Sekisui House to retain management control of the business after the separation. Moreover, because a construction company license is required to operate in the remodeling business, an assimilation separation method is being adopted with Sekisui House Remodeling—which is currently in the process of applying for this license—as the succeeding company.

(3) Allocation of shares

There will be no allocation of shares of the parent company upon separation, as the succeeding company is a wholly owned subsidiary of the parent company.

(4) Cash distribution in corporate separation

There will be no cash distribution in the corporate separation.

(5) Rights and obligations to be acquired by the succeeding company

Sekisui House Remodeling will acquire the assets and liabilities related to the remodeling operations managed by Sekisui House's remodeling project office and sales offices, rights and obligations relating to thereto, contractual status and other rights and obligations.

Note that the liabilities will be acquired by the concurrent debt assumption method. Sekisui House will loan its employees to Sekisui House Remodeling to engage in the succession operations.

(6) Expectations as to the performance of debt

The obligations to be undertaken by Sekisui House and Sekisui House Remodeling as a result of the corporate separation and that become due on or after the date of separation shall be dully fulfilled.

(7) Directors assuming office at the separating company

No new director will assume office at Sekisui House Remodeling as a result of the corporate separation.

3. Outline of succeeding business

	Sekisui House, Ltd. (Parent Company)		**Sekisui House Remodeling, Ltd.** (Succeeding Company)	
Business activities	Design and construction of prefabricated housing; housing subdivisions; real estate sales, leasing, and brokerage; related activities		Operations related to the contract, design and construction of housing remodeling (scheduled to commence after obtaining construction company license)	
Date of establishment	August 1,1960		September 17,2004	
Head office	1-1-88 Oyodonaka, Kita-ku, Osaka		1-1-90 Oyodonaka, Kita-ku, Osaka	
Representative	Isami Wada, President		Tetsuhiro Kamae, President	
Paid-in capital		¥186,554 million		¥100 million
Total outstanding shares		709,385,078 shares		2,000 shares
Shareholders' equity		¥630,786 million		¥100 million
Total assets		¥1,030,003 million		¥100 million
Fiscal year end		January 31		January 31
Number of employees		13,928		4
Major customers	General Customers		General Customers	
Major shareholders and shareholding ratios	Sekisui Chemical Co., Ltd.	21.43%	Sekisui House, Ltd.	100.00%
	Japan Trustee Services Bank, Ltd.	5.62%		
	The Chase Manhattan Bank N.A. London	4.80%		
	The Master Trust Bank of Japan, Ltd.	4.78%		
	Nomura Securities Co., Ltd.	4.73%		
	Dai-ichi Mutual Life Insurance Company	2.26%		
	BNP Paribas Securities (Japan) Limited	2.05%		
	UFJ Bank Limited	1.95%		
	Sumitomo Mitsui Banking Corporation	1.44%		
	Sekisui House Employees' Stockholding	1.38%		
Main banks	UFJ Bank Limited Sumitomo Mitsui Banking Corporation Resona Bank, Limited		UFJ Bank Limited	
Relationship with Sekisui House	Capital		Wholly owned subsidiary of Sekisui House	
	Personnel		All directorships at the succeeding company are concurrently held by directors and employees of the parent company.	
	Trading		The parent company plans to supply the succeeding company with construction materials, etc. after the date of separation.	

*Figures for Sekisui House are as of January 31, 2004; figures for Sekisui House Remodeling are as of establishment on September 17, 2004.

Three-year summary of business performance

Millions of yen	Sekisui House, Ltd. (Parent Company)		
Financial years ended:	January 31, 2002	January 31, 2003	January 31, 2004
Net sales	1,118,898	1,052,558	1,055,027
Operating income	66,106	58,564	65,868
Recurring income	65,244	55,564	65,554
Net income	(91,918)	30,196	33,580
Net income per share	(¥127.30)	¥42.58	¥47.69
Full-year dividend per share	¥18.00	¥18.00	¥18.00
Shareholders' equity per share	¥842.51	¥864.37	¥906.85

*No business results are recorded for Sekisui House Remodeling, Ltd., as a full fiscal period of operations has not yet been completed.

4. Details of Business to be separated

(1) Description of business

Remodeling operations managed by Sekisui House's remodeling project head office and remodeling sales offices.

(2) Net sales for the fiscal year ended January 31, 2004 of the operating division being separated.

	Operations being separated (a)	Sekisui House business results (b)	Ratio (a/b) %
Net sales	31,624 Millions of yen	1,055,027 Millions of yen	3.0%

(3) Assets and liabilities of the separated operations (projected for January 31, 2005)

	Amount
Assets	5,500 Millions of yen
Liabilities	4,500 Millions of yen

5. Status of Sekisui House after the corporate separation

There will be no change in company name, business, location of headquarters, representative, capitalization or fiscal year end. The amount of total assets will be reduced by the amount of the liabilities to be amalgamated into Sekisui House Remodeling. Sekisui House does not expect any significant impact to its consolidated and non-consolidated performance as a result of the corporate separation.

*** *** ***

For further information, please contact:

Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@gz.sekisuihouse.co.jp

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

December 2, 2004

By:
Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department